FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 8, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company

CNPJ/MF n.º 07.628.528/0001-59

NIRE 35.300.326.237

SUMMARY OF THE MINUTES OF THE  BOARD OF DIRECTORS MEETING HELD ON JUNE 25th, 2015.

Date, time and venue: The meeting was held on June 25th, 2015, at 2:00 p.m. at the Company’s headquarters, located at Avenida Brigadeiro Faria Lima, 1.309, 5th. floor, in the City and State of São Paulo.

Call notice and attendance: All members of the Board of Directors were dully called pursuant to article 19, first paragraph of the Company´s By Laws, and the meeting was installed with undersigned members. It is considered the participation of Members via telephone and video conference, respectively, pursuant to article 19, caput, of the Company´s By Laws. It is further considered the attendance of Fiscal Council members during the resolution included in item (ii) of the agenda.

Presiding: Chairman: Eduardo S. Elsztain; and Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: Resolve on: (a) the acquisition by the Company of its own shares issued, to be held in treasury and later cancellation or disposal; (b) the ratification of the contracts entered into between Company and Brenco – Companhia Brasileira de Energia Renovável, on May 08th, 2015, among other issues.

Resolutions: Once the meeting was installed, the Board members examined the items on the agenda and resolved unanimously and without restrictions as follows:

1.         Approve, pursuant to Article 20, subparagraph XII, of the Company’s By Laws, to Article 30, §1, “b”, of Law 6,404/76, and to CVM Instruction 10/80, as amended (“CVM Instruction 10/80”), a share buyback program of shares issued by the Company (“Share Buyback Program”), in accordance with the following specifications:

(i) Purpose of the Share Buyback Program: acquisition of common shares issued by the Company, at the Stock Exchange, at market price, to be held in treasury and subsequently sold or canceled, without decreasing the capital stock. The Board of Directors’ members understand that the Repurchase Program is convenient and meets the Company interest, in view of the present quotation value of the Company’s shares at BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, the current scenario of capital market and the available resources held by the Company;

(ii) Number of outstanding common shares issued by the Company as set forth in article 5 of CVM Instruction 10/80: 34.915.500 (thirty four million, nine hundred and fifteen thousand and five hundred) or 60% of the total common shares issued by the Company;

(iii) Number of common shares issued by the Company to be acquired in the Share Buyback Program: up to 698.310 (six hundred and ninety-eight thousand and three hundred and ten), corresponding to 2% of the outstanding common shares issued by the Company, being the Board entitled to define the moment and number of shares to be effectively acquired, subject to article 2, subparagraph b, of CVM Instruction 10/80 and the term defined in item (iv) below;

(iv) Maximum period to carry out the operations object of the Share Buyback Program: 365 (three hundred and sixty five) days, as from this date; and

(v) Name and address of the financial institutions authorized to operate as intermediaries in the operations object of the Share Buyback Program: (a) BTG Pactual Corretora de Câmbio, Títulos e Valores Mobiliários S.A., with address at Av. Brigadeiro Faria Lima, 3729, 10th floor, ZIP CODE 04538-133, in the City and State of São Paulo; (b) XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., with address at Av. das Américas, 3434, Bloco 7, 2nd floor, rooms 201 to 208, part, Barra da Tijuca, City and State of Rio de Janeiro, ZIP CODE 22631-003; (c) Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., with address at Av. Brigadeiro Faria Lima, 3600, 6th floor, City and State of São Paulo; and (d) Socopa Sociedade Corretora Paulista S.A, with address ate Avenida Brigadeiro Faria Lima, 1.355, 3rd floor, City and State of São Paulo.

In view of this resolution, the members of the Board of Executive Officers are hereby authorized to take all the necessary measures for the implementation of the Share Buyback Program herein approved, and may further, define the moment and the number of shares to be acquired in a single operation or in a series of operations, subject to the limits and restrictions established in CVM Instruction 10/80 and in the above taken resolutions.

2.         Ratify the following contracts entered into between Company and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”), on May 08th, 2015: (i) Private Instrument for Regulation of Rights and Obligations between Farmer Partners; (ii) Rural Subpartnership Agreement; and (iii) Sugarcane Purchase and Sale Agreement; which purpose is the expansion of the partnership related to sugarcane supply, by Company to Alto Taquari Mill – MT, by the assumption of Brenco’s sugarcane operation in third parties farms, all located in the city of Alto Taquari – MT, with total crop area of  4.263,43 hectares, on the execution date of the mentioned contracts.

Conclusion: There being no further business, these minutes were drafted, approved and signed by all the Board of Directors members present to the meeting and by the Chairman and Secretary of the Table. São Paulo, June 25th, 2015.

Signatures: Chairman of the Table: Eduardo S. Elsztain. Secretary:  Julio Cesar de Toledo Piza Neto. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain, João de Almeida Sampaio Filho, Saúl Zang, Isaac Selim Sutton, David Alberto Perednik e Fábio Schuler Medeiros.

This is a free translation of the original summary of the minutes filed in the Company’s records.

____________________________________

Julio Cesar de Toledo Piza Neto

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: July 8, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer